UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on October 10, 2023, ZK International Group Co., Ltd. (the “Company”) received written notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that, based upon the Company’s non-compliance with the $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) as of October 10, 2023, the Company’s securities were subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). On November 15, 2023, the Company announced that the Panel has granted the Company a temporary exception, enabling it to regain compliance with the Rule.

Since then, Nasdaq has determined that for 10 consecutive business days, from December 6, 2023 through December 20, 2023, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. On December 21, 2023, the Staff notified the Company that it has regained compliance with the Rule and the matter is now closed.

Attached hereto as Exhibit 99.3 to this Report on Form 6-K and incorporated by reference herein is the Registrant’s press release issued on December 26, 2023, titled “ZK International Group Co., Ltd. Resolves Nasdaq Bid Price Deficiency and Remains in Compliance with Nasdaq Listing Standards.”

In addition, the Company published a press release titled “ZK International Group Co., Ltd. Celebrates Prestigious Recognition as a National ‘Little Giant Enterprise’” on December 14, 2023, and a press release titled “ZK International Group Co., Ltd., Wins $8 Million Bid with Chongqing Gas Group to Supply the Municipal Gas Infrastructure Project, thus Strengthening its Competitive Edge in the Western China Gas Market” on December 19, 2023. Copies of the press releases are furnished as Exhibit 99.1 and 99.2 to this Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated December 14, 2023
99.2	Press Release dated December 19, 2023
99.3	Press Release dated December 26, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chief Executive Officer and Chairman of the Board

Date: December 29, 2023

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